SIDLEY AUSTIN LLP 1501 K STREET, N.W. WASHINGTON, DC 20005 +1 202 736 8000 +1 202 736 8711 FAX AMERICA•ASIA PACIFIC•EUROPE	+1 202 736 8387 SBARROS@SIDLEY.COM

November 8, 2024

VIA EDGAR CORRESPONDENCE

Ms. Melissa Gilmore

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 4628

100 F Street, N.E.

Washington, DC 20549-4628

Re:	Darling Ingredients Inc.
Form 10-K for the Fiscal Year Ended December 30, 2023
Filed February 28, 2024
Form 8-K Furnished July 25, 2024
Response to SEC Comment Letter Dated November 4, 2024
File No. 001-13323

Dear Ms. Gilmore:

On behalf of Darling Ingredients Inc., a Delaware corporation (the “Company”), we are submitting the following responses to the SEC Staff’s comments made in its letter of November 4, 2024 (the “Comment Letter”) addressed to the Company in connection with the Company’s Form 10-K filed on February 28, 2024 (the “2023 Form 10-K”),the Company’s Form 8-K furnished on July 25, 2024 (the “Form 8-K”) and the Response Letter Dated November 1, 2024.

For convenience, the Staff’s comments have been reproduced in bold text in this letter with the Company’s responses thereto below each corresponding comment.

Response Letter Dated November 1, 2024

Company Response to Staff Comment 4, page 5

1. We note your response to prior comment 4 where segment adjusted EBITDA and combined adjusted EBITDA are reconciled to segment income (loss), which is operating income adjusted by equity in net income of other unconsolidated subsidiaries, and DGD adjusted EBITDA is reconciled to operating income. Please revise future disclosures to reconcile them to net income (loss). The comment also applies to earnings slide presentations furnished in Forms 8-K. Refer to Question 103.02 of the SEC Staff’s Compliance and Disclosure Interpretations on Non- GAAP Financial Measures.

As requested by the Staff, the Company will revise its earnings press release and earnings slide presentation beginning with its Q4 2024 earnings release to provide tables that reconcile the differences between non-GAAP financial measures Segment Adjusted EBITDA and Combined Adjusted EBITDA to net income (loss) for each segment. Since this change will not be implemented until the Q4 2024 earnings press release and earnings slide presentation, the Company prepared a reconciliation table related to its Q2 2024 segment tables as an example of such a presentation that it plans to utilize in its Q4 2024 earnings press release and earnings slide presentation, as well as all future earnings press releases and earnings slide presentations, as presented below:

Earnings Press Release

Segment Financial Tables (in thousands)

	Feed Ingredients	Food Ingredients	Fuel Ingredients	Corporate	Total
Three Months Ended June 29, 2024
Total net sales	$934,147	$378,841	$142,304	$—	$1,455,292
Cost of sales and operating expenses	737,871	276,760	113,790	—	1,128,421

Gross margin	196,276	102,081	28,514	—	326,871

Loss (gain) on sale of assets	205	37	(20)	—	222
Selling, general and administrative expenses	74,015	28,844	8,409	18,463	129,731
Restructuring and asset impairment charges	—	—	—	—	—
Acquisition and integration costs	—	—	—	1,130	1,130
Change in fair value of contingent consideration	(33,122)	—	—	—	(33,122)
Depreciation and amortization	86,444	27,372	8,723	2,066	124,605
Equity in net income of Diamond Green Diesel	—	—	44,197	—	44,197

Segment operating income/(loss)	$68,734	$45,828	$55,599	$(21,659)	$148,502
Equity in net income of other unconsolidated subsidiaries	3,017	—	—	—	3,017

Segment income/(loss)	$71,751	$45,828	$55,599	$(21,659)	$151,519

Segment Adjusted EBITDA (Non-GAAP)	$122,056	$73,200	$20,125	$(18,463)	$196,918
DGD Adjusted EBITDA (Darling’s Share) (Non-GAAP)	—	—	76,642	—	76,642

Combined Adjusted EBITDA (Non-GAAP)	$122,056	$73,200	$96,767	$(18,463)	$273,560

Reconciliation of Net Income/(loss) to (Non-GAAP) Segment Adjusted EBITDA and (Non-GAAP) Combined Adjusted EBITDA:
Net income attributable to Darling	$71,751	$45,828	$55,599	$(94,312)	$78,866
Net income attributable to noncontrolling interests	—	—	—	2,499	2,499
Income tax expense	—	—	—	774	774
Interest expense	—	—	—	69,225	69,225
Foreign currency gain	—	—	—	(413)	(413)
Other expense, net	—	—	—	568	568

Segment income/(loss)	$71,751	$45,828	$55,599	$(21,659)	$151,519
Acquisition and integration costs	—	—	—	1,130	1,130
Change in fair value of contingent consideration	(33,122)	—	—	—	(33,122)
Depreciation and amortization	86,444	27,372	8,723	2,066	124,605
Equity in net income of Diamond Green Diesel	—	—	44,197	—	44,197
Equity in net income of other unconsolidated subsidiaries	3,017	—	—	—	3,017

Segment Adjusted EBITDA (Non-GAAP)	$122,056	$73,200	$20,125	$(18,463)	$196,918
DGD Adjusted EBITDA (Darling’s Share) (Non-GAAP) *	—	—	76,642	—	76,642

Combined Adjusted EBITDA (Non-GAAP)	$122,056	$73,200	$96,767	$(18,463)	$273,560

*	See reconciliation of DGD Net Income to (Non-GAAP) DGD Adjusted EBITDA below the DGD Statement of Operations

Diamond Green Diesel Joint Venture

Operating Financial Results

For the Three and Six Months Ended June 30, 2024 and June 30, 2023

(in thousands, unaudited)

	Three Months Ended			Six Months Ended
	June 30, 2024	June 30, 2023	$ Change Favorable (Unfavorable)	June 30, 2024	June 30, 2023	$ Change Favorable (Unfavorable)
Revenues:
Operating revenues	$1,184,076	$2,246,111	$(1,062,035)	$2,595,191	$3,926,161	$(1,330,970)
Expenses:
Total costs and expenses less lower of cost or market inventory valuation adjustment and depreciation, amortization and accretion expense	1,014,927	1,751,315	736,388	2,174,283	3,172,719	998,436
Lower of cost or market (LCM) inventory valuation adjustment	15,866	—	(15,866)	37,504	—	(37,504)
Depreciation, amortization and accretion expense	61,910	58,315	(3,595)	127,200	116,922	(10,278)

Total costs and expenses	1,092,703	1,809,630	716,927	2,338,987	3,289,641	950,654
Operating income	91,373	436,481	(345,108)	256,204	636,520	(380,316)

Other income	6,058	2,121	3,937	9,278	4,162	5,116
Interest and debt expense, net	(9,037)	(12,674)	3,637	(20,279)	(26,080)	5,801

Income before income tax expense	88,394	425,928	(337,534)	245,203	614,602	(369,399)
Income tax benefit	—	—	—	(29)	—	29

Net income	$88,394	$425,928	$(337,534)	$245,232	$614,602	$(369,370)

Reconciliation of DGD Net Income to (Non-GAAP) DGD Adjusted EBITDA:
Net income	$88,394	$425,928	$(337,534)	$245,232	$614,602	$(369,370)
Income tax benefit	—	—	—	(29)	—	29
Interest and debt expense, net	9,037	12,674	(3,637)	20,279	26,080	(5,801)
Other income	(6,058)	(2,121)	(3,937)	(9,278)	(4,162)	(5,116)

Operating income	$91,373	$436,481	$(345,108)	$256,204	$636,520	$(380,316)
Depreciation, amortization and accretion expense	61,910	58,315	(3,595)	127,200	116,922	(10,278)

DGD Adjusted EBITDA (Non-GAAP)	153,283	494,796	341,513	383,404	753,442	370,038
Darling’s Share 50%	50%	50%		50%	50%

DGD Adjusted EBITDA (Darling’s Share) (Non-GAAP)	$76,642	$247,398	$170,757	$191,702	$376,721	$185,019

Earnings Slide Presentation

Presented below is a revised reconciliation of the Feed Segment that reconciles from Net Income (loss) to Segment Adjusted EBITDA for Q2 2024 that the Company plans to follow the format of in its Q4 2024 earnings slide presentation as well as all future earnings slide presentations:

US $ (in millions, unaudited)	Q2 2024	Q2 2023	YTD 2024	YTD 2023
Net Sales	$934,147	$1,141,661	$1,823,995	$2,379,155
Cost of sales & operating expenses	737,871	876,413	1,443,640	1,826,485

Gross margin	$196,276	$265,248	$380,355	$552,670

Loss (gain) on sale of assets	205	322	337	-20
Selling, general and administrative expenses	74,015	77,406	151,153	152,097
Restructuring and asset impairment charges	—	—	—	92
Change in fair value of contingent consideration	-33,122	-7,499	-58,371	-7,499
Depreciation and amortization	86,444	82,575	174,013	172,895

Segment operating income	68,734	112,444	113,223	235,105
Equity in net income of other unconsolidated subsidiaries	3,017	1,849	5,327	1,969

Segment Income	$71,751	$114,293	$118,550	$237,074

Segment Adjusted EBITDA (Non-GAAP)	$122,056	$187,520	$228,865	$400,593

Raw material processed (mmts)	3.1	3.1	6.2	6.3

Reconciliation of Net Income (Loss) to (Non-GAAP) Segment Adjusted EBITDA:
Segment Income *	$71,751	$114,293	$118,550	$237,074
Equity in net income of other unconsolidated	(3,017)	(1,849)	(5,327)	(1,969)
Restructuring and asset impairment charges	—	—	—	92
Change in fair value of contingent consideration	(33,122)	(7,499)	(58,371)	(7,499)
Depreciation and amortization	86,444	82,575	174,013	172,895

Segment Adjusted EBITDA (Non-GAAP)	$122,056	$187,520	$228,865	$400,593

*	When presented by Segment, no adjustments are necessary to reconcile Segment Income to Net Income for the Feed Segment.

Presented below is a revised reconciliation of the Food Segment that reconciles from Net Income (loss) to Segment Adjusted EBITDA for Q2 2024 that the Company plans to follow the format of in its Q4 2024 earnings slide presentation as well as all future earnings slide presentations:

US $ (in millions, unaudited)	Q2 2024	Q2 2023	YTD 2024	YTD 2023
Net Sales	$378,841	$476,093	$770,123	$872,485
Cost of sales & operating expenses	276,760	371,095	574,905	661,210

Gross margin	$102,081	$104,998	$195,218	$211,275

Loss (gain) on sale of assets	37	2	-257	-19
Selling, general and administrative expenses	28,844	33,684	60,588	66,806
Restructuring and asset impairment charges	—	896	—	5,328
Depreciation and amortization	27,372	28,445	56,240	42,918

Segment Income	$45,828	$41,971	$78,647	$96,242

Segment Adjusted EBITDA (Non-GAAP)	$73,200	$71,312	$134,887	$144,488

Raw material processed (mts)	304,700	331,300	604,500	595,600
Reconciliation of Net Income (Loss) to (Non-GAAP) Segment Adjusted EBITDA:
Segment Income *	$45,828	$41,971	$78,647	$96,242
Restructuring and asset impairment charges	—	896	—	5,328
Depreciation and amortization	27,372	28,445	56,240	42,918

Segment Adjusted EBITDA (Non-GAAP)	$73,200	$71,312	$134,887	$144,488

*	When presented by Segment, no adjustments are necessary to reconcile Segment Income to Net Income for the Food Segment.

Presented below is a revised reconciliation of the Fuel Segment that reconciles from Net Income (loss) to Segment Adjusted EBITDA and Combined Adjusted EBITDA for Q2 2024 that the Company plans to follow the format of in its Q4 2024 earnings slide presentation as well as all future earnings slide presentations:

US $ (in millions, unaudited)	Q2 2024	Q2 2023	YTD 2024	YTD 2023
Net Sales	$142,304	$139,867	$281,473	$297,153
Cost of sales & operating expenses	113,790	112,194	226,542	238,980

Gross margin	$28,514	$27,673	$54,931	$58,173

Gain on sale of assets	(20)	(65)	(432)	(29)
Selling, general & administrative expenses	8,409	4,971	17,154	11,163
Depreciation & amortization	8,723	8,567	17,390	16,960
Equity in net income of Diamond Green Diesel	44,197	212,964	122,616	307,301

Segment Income	$55,599	$227,164	$143,435	$337,380

Segment Adjusted EBITDA (Non-GAAP)	$20,125	$22,767	$38,209	$47,039

Raw material processed (mt)*	362,000	346,500	718,900	696,200
Reconciliation of Net Income (Loss) to (Non-GAAP) Segment Adjusted EBITDA:
Segment Income *	$55,599	$227,164	$143,435	$337,380
Depreciation and amortization	8,723	8,567	17,390	16,960
Equity in net income of Diamond Green Diesel	(44,197)	(212,964)	(122,616)	(307,301)

Segment Adjusted EBITDA (Non-GAAP)	$20,125	$22,767	$38,209	$47,039

*	When presented by Segment, no adjustments are necessary to reconcile Segment Income to Net Income for the Fuel Segment.

Reconciliation of DGD Net Income to (Non-GAAP) DGD Adjusted EBITDA:
Net income	$88,394	$425,928	$245,232	$614,602
Income tax benefit	—	—	(29)	—
Interest and debt expense, net	9,037	12,674	20,279	26,080
Other income	(6,058)	(2,121)	(9,278)	(4,162)

Operating Income	$91,373	$436,481	$256,204	$636,520
Depreciation, amortization and accrued expense	61,910	58,315	127,200	116,922

DGD Adjusted EBITDA (Non-GAAP)	153,283	494,796	383,404	753,442
Darling’s Share 50%	50%	50%	50%	50%

DGD Adjusted EBITDA (Darling’s Share) (Non-GAAP)	$76,642	$247,398	$191,702	$376,721

Segment Adjusted EBITDA (Non-GAAP)	$20,125	$22,767	$38,209	$47,039
DGD Adjusted EBITDA (Darling’s Share) (Non-GAAP)	$76,642	$247,398	$191,702	$376,721

Combined Adjusted EBITDA (Non-GAAP)	$96,767	$270,165	$229,911	$423,760

Additionally, the Company plans to further revise the following disclosures on the use of non-GAAP measures in the Company’s future earnings press releases and earnings slide presentations to reconcile them to net income/(loss) as outlined below:

Segment Adjusted EBITDA is not a recognized accounting measurement under GAAP; it should not be considered as an alternative to net income/(loss), as a measure of operating results, or as an alternative to cash flow as a measure of liquidity.It is presented here not as an alternative to net income (loss), but rather as a measure of the segment’s operating performance.Segment Adjusted EBITDA consists of net income/(loss) plus depreciation and amortization, restructuring and asset impairment charges, acquisition and integration costs, change in fair value of contingent consideration, foreign currency loss/(gain), net income/(loss) attributable to noncontrolling interests, interest expense, income tax provision, other income/(expense), equity in net (income)/loss of unconsolidated subsidiaries and equity in net (income)/loss of Diamond Green Diesel. Management believes that Segment Adjusted EBITDA is useful in evaluating the segment’s operating performance because the calculation of Segment Adjusted EBITDA generally eliminates non-cash and certain other items for reasons unrelated to overall operating performance and also believes this information is useful to investors.

DGD Adjusted EBITDA is not reflected in the Adjusted EBITDA or the Pro forma Adjusted EBITDA to Foreign Currency.DGD Adjusted EBITDA is not a recognized accounting measure under GAAP; it should not be considered as an alternative to net income/(loss) or equity in net income/(loss) of Diamond Green Diesel, as a measure of operating results, or as an alternative to cash flow as a measure of liquidity and is not intended to be a presentation in accordance with GAAP. The Company calculates DGD Adjusted EBITDA by taking DGD’s net income/(loss) plus income tax expense/(benefit), interest and debt expense, net, and DGD’s depreciation, amortization and accretion expense less other income.Management believes that DGD Adjusted EBITDA is useful in evaluating the Company’s operating performance because the calculation of DGD Adjusted EBITDA generally eliminates non-cash and certain other items at DGD unrelated to overall operating performance and also believes this information is useful to investors. The Company calculates Darling’s Share of DGD Adjusted EBITDA by taking DGD Adjusted EBITDA and then multiplying by 50% to get Darling’s Share of DGD’s Adjusted EBITDA.

Should you have any questions regarding the foregoing, please contact the undersigned at (202) 736-8387.

Very truly yours,

/s/ Sonia G. Barros

Sonia G. Barros

Cc:	John F. Sterling, Executive Vice President—General Counsel and Secretary, Darling Ingredients, Inc.

Brian J. Fahrney, Sidley Austin LLP